INVEST IN **FRAME ME**

AI-powered video production platform for businesses that creates high-quality content fast

Frame Me
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Businesses Get High-Quality Videos Delivered Fast





frameme.co Atlanta, GA

Highlights

1. Frame Me is part of the $500 billion creator economy
2. The business operates as a marketplace that serves as lead generation for subscription-based SaaS
3. The platform retains 70% of users
4. Startup supported by Microsoft for Startups and AWS Activate
5. Co-Founder Sequoia Blodgett is a Telly Award and Women in AI Global Innovation Award winner

(6) The founders are both former venture-backed tech entrepreneurs

(7) The leadership team has extensive experience in content creation and technology

Featured Investor



Justin Dawkins in
Syndicate Lead

[Follow]

Invested $5,000 ⓘ

Investor, award-winning entrepreneur, and ecosystem developer insistent on ensuring equity and inclusivity in our communities.

"I'm investing in Frame Me because I believe in balance. I'm a marketer and tech investor who also believes in human-centered innovation. Frame Me offers an elegant, effective, yet balanced way to help marketers and business owners get their ideas out of their heads and into the real world. Amazingly fast AI-generated storyboards (seriously... incredibly fast) paired with human videographers and 24-hour delivery is the type of service and solution I invest in. Lastly, I'm investing because I know I can be helpful to Sequoia and Lafe in their journey (clients, partners, and investors)."

Our Team



Sequoia Blodgett CEO

Telly Award winner for commercial work with Clear Channel and recipient of the Women in AI Global Innovation Award. Directed music videos for stars like Justin Bieber. Former venture-backed tech entrepreneur.



Frame Me CTO

Former venture-backed tech entrepreneur in the blockchain space. UI/UX designer and engineer. Worked with leading global companies like Netflix and Disney.

Frame Me: The Future of Scalable AI-Powered Video Production for Businesses

Hi, I'm Sequoia, CEO & Co-Founder of Frame Me, an AI-powered video production platform that empowers businesses to create high-quality content quickly and efficiently.

Problem: High-quality Video Production Requires Significant Time, Energy, and Effort from Businesses



Every day, millions of businesses lose thousands of dollars due to low engagement on Social Media, websites, and ads, where high-quality video is essential.

Videos generate 1,200% more shares than text and images combined, but producing this content requires unique skills, considerable time, and effort.

Eye-opening stats highlight just how vital video is for today's business owners.

> Companies that fail to leverage high-quality video content miss out on significant potential revenue, as 84% of consumers report being convinced to purchase a product or service after

> *report being convinced to purchase a product or service after watching a brand's video. -Wyzowl*

> *62% of consumers are more likely to have a negative perception of a brand if they publish poor-quality video content. High-quality videos, however, improve engagement, brand perception, and conversion rates, driving better business results. - Brightcove*

Solution: A trustworthy AI-powered Co-producer who delivers compelling, High-Quality Videos to Businesses and Brands

Leveraging our team's years of technology and video production experience, Frame Me's AI-powered platform streamlines the entire video creation process, delivering fully edited, high-quality videos up to 1,000 times faster.

Our technology guides users through the creative process, helping businesses and brands produce engaging videos in minutes, not hours.

How It Works


Frame Me demo
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Shot List
Storyboard
venue being prepared for the after party
staff arranging tables
Duration 5 seconds
Shot 2
Description Close-up of colorful
decorations being placed on tables
Key Elements Flower arrangements
tablecloths candles
Duration 4 seconds
Watch on YouTube

The Power and Simplicity of Frame Me

The Power and Simplicity of Frame Me

- Text Prompt: Users spend just seconds describing their video production needs to Frame Me, skipping lengthy creative meetings.

- Instant Storyboards: Frame Me delivers storyboards in seconds, eliminating guesswork and streamlining collaboration.

- Crew Booking Made Easy: Book a crew through our marketplace or share your vision with your in-house team for rapid execution.

We make high-quality video production more accessible, faster, and scalable, driving customer acquisition and revenue growth for clients.

Customers and Case Studies



PureVZN (Production Company) used Frame Me at Invest Fest, a 20,000-person conference, to tell their Food Truck story, generating over 100,000 impressions on social media.

Watch Frame Me Live in Action!





I sit down with the PureVZN team and show how Frame Me works.



Here's Frame Me client "You've Got Curls" in Lexington, KY, sharing how they use our technology to bring their brand story to life and captivate their audience with vibrant, engaging content.





Here's another!

Boxedup used Frame Me to book videographers in 8 locations and received quality footage in 24 hours.



From conference speaker coverage to branded content, promo videos, and podcasts for some of the most significant cultural brands in the industry, we help brands tell their stories.



We've helped capture MANY key moments that are truly one-of-a-kind, preserving experiences that can't be replicated.

But there's more!

We're also growing a fantastic roster of marketing and creative agencies that use Frame Me!

So far, several firms trust Frame Me to help them envision, ideate, and deliver quality videos that meet their clients' needs. Here are just a few of our recent customers and agency partners.

Our Mission and Investment Opportunity


MARKET SIZE
33M
Business and Enterprises
B2B SaaS
Need multiple videos for email, MMS, Social Media and paid advertising
$12,000 annually
B2C Marketplace
SMBs in the U.S. book videographers at $1000 - 3x a year
Frame Me has a 30% take rate
Avg. Annual Revenue Per Customer - $1200
Frame Me
TAM
$390B
B2B SaaS
SAM
$39B
B2B SaaS
SOM
$390M
B2B SaaS
TAM
$39B
B2C Marketplace
SAM
$3.9B
B2C Marketplace
SOM
$39M
B2C Marketplace

With over 33 million businesses needing regular video content, the demand for scalable, efficient solutions like Frame Me continues to grow rapidly.


Frame Me
WHERE IS THIS BUSINESS GOING?
1ST HALF OF 2024
Launched Marketplace
2ND HALF OF 2024
Launched SaaS for Businesses
2025
Fully integrate AI-powered workflows
2026
License the platform to Enterprises



Disclaimer: Projections are based on current assumptions and may change with market conditions.

To address their growing needs, we launched our videographer marketplace in early 2024, serving as a lead generator for the software side of our business.


Your Marketing Growth Agent
B2B marketer's secret weapon
The platform allows users to create and distribute content, tracks its performance, analyzes engagement, and offers personalized recommendations, creating a feedback loop that continually improves content and retains users by helping them consistently achieve the best results.
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Frame Me

In the long game, AI will be your co-producer, so you'll never have to think about what to post next.


COMPETITIVE LANDSCAPE
Frame Me

Feature	Google Vids	Snappr	Frame Me
Offers Videography Services		✓	✓
Instant Booking Available		✓	✓
Subscription-Based Pricing	✓		✓
Client Management Tools	✓	✓	✓
Invoicing and Contracts			✓
Scheduling and Payments			✓
High-Quality Content		✓	✓
AI Integration	✓	✓	✓
Quick Turnaround	✓		✓
Collaborative Solution Building	✓		✓
Job opportunities		✓	✓

While competitors like Google Vids and Snappr offer AI-driven video creation and on-demand videography, Frame Me stands out by seamlessly blending both into a single, powerful platform.

We offer an unmatched, all-in-one solution for businesses looking to streamline their content creation with ease and efficiency

To continue our work, we're exploring interest from angels like you to:

- Expand our product to reach 200 small businesses over the next year

- Target and secure 10 new agencies

- Expand our offerings to land 5 to 10 enterprise clients

- Integrate self-service workflows into the post-production experience for scalability

Our ideal investment partners are those that:

- Help us reach small businesses, or you run a small business yourself

- Have connections to brands (emerging or establish) and creative agencies

- Passionate about helping more small business connect and engage their audience via video

- Value creators and fair wages, while embracing the power of technology.